January 19, 2005

By Facsimile and U.S. Mail

Benjamin F. Garmer, III, Esq.
Foley & Lardner LLP
777 East Wisconsin Avenue
Milwaukee, Wisconsin 53202-5367

	Re:	Total Logistics, Inc.
      Schedule 14D-9C filed January 5, 2005
      Schedule 14D-9 filed January 7, 2005

Dear Mr. Garmer:

	We have the following comments on the above-referenced filing:

Schedule 14D-9C, filed January 5, 2005 (Press Release)

1. We note your references to forward-looking statements in the press release filed as an exhibit to this document. Note that the safe harbor protections for forward-looking statements contained in the federal securities laws do not apply to statements made in connection with a tender offer. See Section 21E(b)(2)(C) of the Securities Exchange Act of 1934 and Regulation M-A telephone interpretation
M.2 available at www.sec.gov in the July 2001 Supplement to the Division of Corporation Finance`s Manual of Publicly Available Telephone Interpretations. Please do not refer to the safe harbor provisions in any communications relating to this tender offer.

Schedule 14D-9

	Item 3.  Past Contacts, Transactions, Negotiations and
Agreements, page 1

2. Providing the information required by Rule 14f-1 as an annex to the Schedule 14D-9 does not satisfy your filing requirement under that Rule. Please file the information statement as a separate document in EDGAR.

Item 4.  The Solicitation or Recommendation, page 3
Reasons for the Determination, page 5

3. Please provide us a copy of any board books or presentations provided to the board by the financial advisor.

4. What consideration has been given to describing the analyses and conclusions of the financial advisor in more detail, particularly in light of recent case law? We note that the opinion is a material factor considered by the board in its determination and it may be helpful for investors to consider the analysis in more detail.

5. Revise to disclose all material factors considered by the board in reaching its fairness determination. In addition, please expand the factors to explain how they support the decision to approve the transaction. Vague statements of topics, such as "the current and historical financial condition, results of operations, business and prospects of the Company" in factor (ii), are not sufficient. Instead, briefly explain what the board analyzed in relation to the company`s financial condition, its prospects, etc., and how this information contributed to the board`s decision to recommend the offer. Please note the following additional examples:

* revise factor (i) to specify the terms and conditions that the board considered and what it concluded about those provisions of the offer;
* expand factor (iv) to describe all of the strategic alternatives and business opportunities considered and the reasons for their rejection, including the specific risks and prospects associated with each of them; and
* revise factor (vii) to disclose the specific historical trading prices considered.

6. We note that you provided the financial advisor with projections.

Did you provide these projections to Supervalu? What consideration have you given to disclosing the projections?

7. Revise to clarify that the financial advisor has consented to the use of its opinion in connection with the Schedule 14D-9.

Closing Comments

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      Please respond to these comments by promptly amending the filing and submitting a response letter filed via EDGAR under the label "CORRESP." If the information you provide in response to our comments materially changes the information that you have already provided to security holders, disseminate the revised materials in a manner reasonably calculated to inform them of the new information.

If you do not agree with a comment, please tell us why in your response. Direct any questions to me at (202) 942-1881. You may also contact me by facsimile at (202) 942-9638.

Sincerely,



Abby Adams
Special Counsel
Office of Mergers and Acquisitions